FOR IMMEDIATE RELEASE
July 29, 2009
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Earnings Forecast for the six months ending September 30, 2009

We announce the earnings forecast for the six months ending September 30, 2009 as follows:

(Consolidated Earnings Forecast under US GAAP)

1. Introduction

We did not disclose the earnings forecast for the fiscal year ending March 31, 2010 in late April of this year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditure.
At this time, we are able to disclose the earnings forecast for the second quarter of the fiscal year ending March 31, 2010, taking into account trends in orders input received and other factors in the first quarter.  Such earnings forecast is disclosed below. In the second quarter, we expect semiconductor manufacturers will continue to exercise the same caution with respect to capital expenditure that they showed in the first quarter.  As to the earnings forecast for the fiscal year ending March 31, 2010, we intend to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

2. Six months ending September 30, 2009
	Net Sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
Forecast for the six months ending September 30, 2009 (A)	Million yen 17,613	Million yen (8,217)	Million yen (6,933)	Million yen (7,087)	Yen (39.65)
(Reference) Results for the six months ended September 30, 2008 (B)	52,520	(3,915)	(4,885)	(2,943)	(16.47)
Difference (A-B)	(34,907)	(4,302)	(2,048)	(4,144)	(23.18)
Percentage change	(66.5%)	-	-	-	-
(Note) As Advantest does not have noncontrolling interests, the adoption of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” does not have an impact on Advantest’s consolidated net income (loss).

* Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.